SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period ending 5th August 2004

GlaxoSmithKline plc

(Name of registrant)
980 Great West Road,
Brentford,
Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-104121) OF GLAXOSMITHKLINE PLC, GLAXOSMITHKLINE CAPITAL INC. AND GLAXOSMITHKLINE CAPITAL PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

GlaxoSmithKline plc

Results Announcement for the Second Quarter 2004

GlaxoSmithKline (GSK) – one of the world’s leading research-based pharmaceutical and healthcare companies – is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For company information including a copy of this announcement and details of the company’s updated product development pipeline, visit GSK at www.gsk.com. Information on GSK’s website does not form part of this current report on Form 6-K.

The Group, as a multinational business, operates in many countries and earns revenues and incurs costs in many currencies. The results of the Group, as reported in sterling, are therefore affected by movements in exchange rates between sterling and overseas currencies. The Group uses the average exchange rates prevailing during the year to translate the results of overseas companies into sterling. The currencies which most influence these transactions are the US dollar, the Euro and the Japanese Yen.

The Group's practice is to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in sterling had remained unchanged from those used in the previous year. CER% represents growth at constant exchange rates. £% represents growth at actual exchange rates. All commentaries compare 2004 results with 2003 results in CER terms unless otherwise stated. Results in 2003 have been restated following the implementation of UITF 17 (revised) and UITF 38. See 'Accounting Presentation and Policies' on page 21 for fuller explanations of these matters.

Brand names appearing in italics throughout this document are trade marks of GSK or associated companies with the exception of Levitra, a trade mark of Bayer, and Vesicare, a trade mark of Yamanouchi Pharmaceutical, which are used under licence by the Group.

Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this Announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group's operations are described under 'Risk Factors' in the Operating and Financial Review and Prospects in the company's Annual Report on Form 20-F for 2003.

PROFIT AND LOSS ACCOUNT
Three months ended 30th June 2004

	Q2 2004		Q2 2003 (restated)
	£m		£m

Turnover:
Pharmaceuticals	4,266		4,566
Consumer Healthcare	798		809

TURNOVER	5,064		5,375

Cost of sales	(1,031)		(1,065)

Gross profit	4,033		4,310

Selling, general and administration	(1,641)		(1,861)
Research and development	(680)		(654)

Trading profit:
Pharmaceuticals	1,557		1,651
Consumer Healthcare	155		144

TRADING PROFIT	1,712		1,795

Other operating income/(expense)	(102)		87

Operating profit	1,610		1,882
Profit on disposal of interests in associates	41		—
Business disposals	—		3
Profits of associates	28		28

Profit before interest	1,679		1,913
Net interest payable	(48)		(37)

PROFIT BEFORE TAXATION	1,631		1,876

Taxation	(449)		(524)

Profit after taxation	1,182		1,352
Minority interests	(25)		(21)
Preference share dividends	—		(4)

EARNINGS	1,157		1,327

EARNINGS PER SHARE	20.1	p	22.8	p

Diluted earnings per share	20.1	p	22.7	p

Appropriations of profit attributable to shareholders are set out under 'Appropriations' on page 11.

PROFIT AND LOSS ACCOUNT
Six months ended 30th June 2004

	H1 2004		H1 2003 (restated)
	£m		£m

Turnover:
Pharmaceuticals	8,446		9,032
Consumer Healthcare	1,561		1,565

TURNOVER	10,007		10,597

Cost of sales	(2,055)		(2,175)

Gross profit	7,952		8,422

Selling, general and administration	(3,367)		(3,648)
Research and development	(1,311)		(1,288)

Trading profit:
Pharmaceuticals	3,008		3,242
Consumer Healthcare	266		244

TRADING PROFIT	3,274		3,486

Other operating income/(expense)	(67)		67

Operating profit	3,207		3,553
Profit on disposal of interests in associates	41		—
Business disposals	—		3
Profits of associates	50		50

Profit before interest	3,298		3,606
Net interest payable	(91)		(72)

PROFIT BEFORE TAXATION	3,207		3,534

Taxation	(882)		(972)

Profit after taxation	2,325		2,562
Minority interests	(47)		(41)
Preference share dividends	(2)		(8)

EARNINGS	2,276		2,513

EARNINGS PER SHARE	39.5	p	43.1	p

Diluted earnings per share	39.5	p	43.0	p

Weighted average number of	5,756		5,827
shares (millions)

Appropriations of profit attributable to shareholders are set out under 'Appropriations' on page 11.

PHARMACEUTICAL TURNOVER

•	For the second quarter, sales of Seretide/Advair were up 22% to £603 million, maintaining the same level of strong growth as seen in the previous quarter. In the USA, sales were up 18% to £304 million and Advair continues to outperform the asthma/COPD market significantly. In June, GSK launched its new paediatric indication for use of Advair in children aged 4 and over.

Strong growth for Seretide was also reported in Europe with sales increasing 29% to £240 million. The product’s excellent efficacy profile enabled Seretide to continue to gain market share during the quarter.

International sales of Seretide were up 17% to £59 million. In April, the company filed Seretide in Japan for the treatment of asthma.

•	The Avandia family of diabetes treatments (Avandia and Avandamet) performed exceptionally well with sales growing 59% to £307 million. Reported US sales growth of 56% was boosted by a comparison to a weak quarter a year ago which was affected by wholesaler destocking. Strong growth of the Avandia family in the USA is expected to continue with the introduction of Avandaryl later this year.

Use of Avandia/Avandamet is also growing outside the USA with European sales up 47% to £25 million and International sales up 90% to £49 million.

•	Sales of Lamictal continued to benefit from the indication for treating bi-polar disorder, with sales up 38% to £171 million. In the USA, Lamictal sales rose 55% to £104 million. Unlike many other indicated therapies, which are used primarily to treat the manic phase of bi-polar disorder, Lamictal is effective in treating the depressive phase of the illness.

•	Coreg sales grew 50% to £113 million. Coreg continues to benefit from its latest indication for treating patients with post-myocardial infarction and the strength of data from the landmark COMET study, which showed that Coreg significantly reduced the risk of death from a cardiovascular event or stroke, compared to metoprolol.

The strength of GSK’s cardiovascular franchise will be further enhanced later this year when the acquisition of Sanofi-Synthelabo's injectable anti-thrombotic agents Fraxiparine and Arixtra is expected to be completed.

•	In the USA, Valtrex has been consistently increasing its market share and the product remains the market leaderamong treatments for genital herpes. Total Valtrex sales rose 19% to £145 million driven by a 28% increase in US sales to £95 million.

•	GSK continues to maintain its market leading position in HIV. Sales were £368 million in the quarter, up 2% (down 6% sterling). The HIV franchise will be further strengthened in the third quarter with the expected launch of a once-daily combination of Epivir/Ziagen.

•	This was the first quarter of significant generic competition to Wellbutrin SR. Sales of Wellbutrin IR/SR declined 76% (78% sterling) to £51 million. However this impact was partly offset by GSK’s supply agreement with Watson Pharmaceuticals (which contributed £25 million) and by the very strong performance of Wellbutrin XL, our new once-daily product, which continues to gain market share and achieved sales of £117 million. In total, sales of all Wellbutrin products were £193 million, a decline of only 7%.

•	Generic competition in the USA, Europe and Canada continues to impact sales of Paxil IR which declined 64% (65% sterling) in the quarter to £151 million. This was partly offset by GSK’s supply agreement with Par Pharmaceuticals which contributed £38 million and the strong performance of Paxil CR which generated sales of £95 million (+21%). In the USA, Paxil CR has continued to maintain its market share since the launch in September 2003 of generic immediate-release paroxetine products. Overall, sales of the total Paxil franchise were down 41% to £284 million.

PIPELINE UPDATE

New product launches

•	Vesicare for overactive bladder, which GSK will co-promote with Yamanouchi Pharma America, is expected to launch later this year. In clinical trials, Vesicare once-daily was effective in improving all the symptoms of over-active bladder and was associated with a low incidence of dry mouth.

•	Rotarix, a new vaccine for the prevention of rotavirus gastroenteritis in infants, has been filed in several Latin American markets and received its first approval in Mexico in July.

•	The Avandia franchise is set to benefit from the addition of a new, fixed-dose combination treatment called Avandaryl,which isalso expected to be launched in the second half of the year. This convenient once-daily medication combines Avandia with Aventis' Amaryl, a market leading sulphonylurea.

•	Epivir/Ziagen, expected to be launched in the third quarter, will be the first once-daily combination HIV treatment available in a single tablet. This new combination will offer a significant improvement in patient convenience over other treatment options.

New product filings

•	A filing for Boniva administered as a convenient monthly oral dose was made with the FDA in May. Boniva is a potent oral bisphosphonate treatment for osteoporosis. Later this year, a quarterly i.v. dosing regimen will be filed. Boniva is being co-developed by GSK and Roche.

•	In June, Entereg (alvimopan) was filed with the FDA for the management of post-operative ileus, the gastrointestinal side effect which can affect millions of patients following many types of surgery. GSK and Adolor Corporation are collaborating on the worldwide development and commercialisation of Entereg.

•	In the USA, Boostrix was filed in July as a booster vaccine to prevent diptheria, tetanus and pertussis for adolescents.

Key late-stage New Chemical Entities

•	’016 is currently under investigation in a variety of solid tumours and phase III trials have been initiated for metastatic breast cancer. In June, interim phase II trial results were presented at the American Society of Clinical Oncology meeting. Objective response or stable disease (lasting 8 to 16 weeks) were reported in 46 percent of women with heavily pre-treated, advanced metastatic breast cancer whose disease had previously progressed on Herceptin-containing regimens.

•	Based on positive phase II data received in the second quarter, ’698, a glucocorticoid agonist for allergic rhinitis, is expected to progress to phase III clinical development in the third quarter. The compound is also in phase II clinical development for the treatment of asthma.

•	New data on compounds ’162, a noradrenaline/dopamine re-uptake inhibitor for depression, and ’381, a dual acting COX-2 inhibitor for pain including neuropathic pain, are expected over the next few months and will be presented at a pipeline update seminar on GSK’s Central Nervous System compounds on 23rd November.

PHARMACEUTICAL TURNOVER
Three months ended 30th June 2004

	Total			USA			Europe			International

	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%

RESPIRATORY	1,086	6	(1)	511	3	(8)	403	11	7	172	9	4
Seretide/Advair, Flixotide/Flovent, Serevent	852	12	5	405	9	(2)	329	16	13	118	14	9
Seretide/Advair	603	22	14	304	18	6	240	29	25	59	17	11
Flixotide/Flovent	156	(3)	(10)	65	(6)	(16)	48	(6)	(8)	43	4	(2)
Serevent	93	(9)	(15)	36	(20)	(28)	41	(12)	(15)	16	45	45
Flixonase/Flonase	133	(11)	(19)	100	(15)	(24)	19	5	6	14	3	(7)

CENTRAL NERVOUS SYSTEM	877	(17)	(24)	579	(20)	(28)	191	(7)	(10)	107	(15)	(18)
Seroxat/Paxil	284	(41)	(45)	146	(52)	(57)	67	(29)	(30)	71	(13)	(17)
Paxil IR	189	(54)	(56)	53	(77)	(79)	67	(29)	(30)	69	(15)	(19)
Paxil CR	95	21	8	93	20	7	—	—	—	2	>100	100
Wellbutrin	193	(7)	(16)	191	(5)	(15)	—	—	—	2	(78)	(67)
Wellbutrin IR, SR	76	(64)	(67)	75	(63)	(67)	—	—	—	1	(86)	(83)
Wellbutrin XL	117	—	—	116	—	—	—	—	—	1	—	—
Imigran/Imitrex	158	(9)	(17)	109	(11)	(21)	36	2	(3)	13	(16)	(13)
Lamictal	171	38	27	104	55	41	56	17	12	11	10	—
Requip	29	29	21	13	25	8	14	32	27	2	39	100

ANTI-VIRALS	595	6	(2)	296	12	(1)	183	(3)	(6)	116	5	(1)
HIV	368	2	(6)	191	6	(5)	141	(1)	(5)	36	(4)	(10)
Combivir	141	—	(7)	69	3	(8)	56	1	(5)	16	(13)	(11)
Trizivir	87	(7)	(15)	49	(6)	(18)	34	(10)	(11)	4	5	—
Epivir	77	11	4	39	17	8	29	8	4	9	1	(10)
Ziagen	37	(2)	(12)	18	(4)	(14)	15	(4)	(6)	4	13	(20)
Agenerase, Lexiva	15	>100	88	12	>100	>100	3	(9)	—	—	—	—

Herpes	182	10	2	97	25	13	35	(12)	(15)	50	4	(2)
Valtrex	145	19	10	95	28	14	23	(4)	(8)	27	15	13
Zovirax	37	(15)	(20)	2	(45)	(33)	12	(23)	(25)	23	(7)	(15)

Zeffix	33	14	3	2	4	(33)	5	38	25	26	10	4

ANTI-BACTERIALS	386	(1)	(8)	89	(13)	(21)	169	3	(2)	128	3	(4)
Augmentin	178	6	(1)	53	(2)	(12)	75	5	1	50	19	11
Augmentin IR	134	11	6	11	67	57	74	2	—	49	17	9
Augmentin ES, XR	44	(6)	(17)	42	(11)	(21)	1	—	—	1	>100	—
Zinnat/Ceftin	52	1	(5)	2	(44)	(50)	31	14	7	19	(8)	(14)

METABOLIC	339	52	38	233	56	40	31	26	24	75	53	42
Avandia, Avandamet	307	59	45	233	56	40	25	47	47	49	90	75

VACCINES	278	4	(2)	67	2	(8)	116	(5)	(9)	95	19	12
Hepatitis	105	6	(1)	35	16	3	51	(3)	(7)	19	16	12
Infanrix/Pediarix	86	(9)	(16)	32	(9)	(18)	38	(4)	(10)	16	(16)	(24)

ONCOLOGY AND EMESIS	237	(5)	(13)	172	(7)	(17)	44	7	2	21	(2)	(9)
Zofran	192	2	(7)	141	1	(9)	34	7	6	17	2	(11)
Hycamtin	25	(5)	(14)	16	(10)	(24)	7	11	—	2	(15)	100

CARDIOVASCULAR AND UROGENITAL	220	35	24	141	44	28	53	29	26	26	9	—
Coreg	113	50	35	112	55	38	—	—	—	1	(47)	(67)
Levitra	9	>100	>100	1	—	—	5	>100	>100	3	>100	>100
Avodart	14	>100	>100	7	>100	—	6	>100	>100	1	>100	—

OTHER	248	(14)	(19)	24	(5)	(11)	73	(16)	(20)	151	(15)	(20)
Zantac	70	(15)	(21)	20	—	(9)	18	(18)	(25)	32	(21)	(26)

	4,266	1	(7)	2,112	—	(10)	1,263	2	(2)	891	3	(4)

Pharmaceutical turnover includes co-promotion income.

PHARMACEUTICAL TURNOVER
Six months ended 30th June 2004

	Total			USA			Europe			International

	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%

RESPIRATORY	2,172	7	(1)	1,059	6	(6)	777	8	7	336	4	1
Seretide/Advair, Flixotide/Flovent, Serevent	1,676	10	3	821	8	(4)	630	13	11	225	14	11
Seretide/Advair	1,184	22	13	621	21	7	451	24	22	112	17	15
Flixotide/Flovent	310	(6)	(12)	128	(12)	(22)	96	(6)	(8)	86	5	2
Serevent	182	(15)	(21)	72	(29)	(37)	83	(10)	(12)	27	31	29
Flixonase/Flonase	290	(1)	(10)	226	2	(9)	33	7	6	31	(24)	(28)

CENTRAL NERVOUS SYSTEM	1,791	(13)	(20)	1,191	(16)	(25)	384	(6)	(8)	216	(5)	(8)
Seroxat/Paxil	575	(39)	(43)	294	(50)	(56)	138	(28)	(28)	143	(3)	(6)
Paxil IR	379	(53)	(55)	101	(77)	(80)	138	(28)	(28)	140	(4)	(7)
Paxil CR	196	29	14	193	28	13	—	—	—	3	>100	>100
Wellbutrin	414	5	(7)	408	6	(6)	—	—	—	6	(56)	(50)
Wellbutrin IR, SR	209	(47)	(53)	204	(47)	(53)	—	—	—	5	(64)	(58)
Wellbutrin XL	205	—	—	204	—	—	—	—	—	1	—	—
Imigran/Imitrex	330	(3)	(12)	235	(4)	(15)	71	4	1	24	(9)	(8)
Lamictal	324	33	22	195	47	30	107	16	14	22	11	5
Requip	55	27	20	25	23	9	27	30	29	3	37	50

ANTI-VIRALS	1,157	6	(2)	567	9	(4)	366	2	—	224	5	—
HIV	716	1	(6)	363	(1)	(13)	281	3	2	72	4	(3)
Combivir	280	2	(5)	137	—	(11)	112	6	4	31	(4)	(9)
Trizivir	168	(7)	(14)	92	(11)	(22)	68	(4)	(4)	8	24	14
Epivir	148	8	—	72	5	(6)	58	12	9	18	7	—
Ziagen	75	(5)	(12)	36	(9)	(20)	30	(3)	(3)	9	13	—
Agenerase, Lexiva	24	54	41	18	88	64	5	(4)	—	1	15	—

Herpes	356	16	8	186	33	18	72	(7)	(8)	98	8	4
Valtrex	278	25	15	181	33	18	45	3	2	52	20	18
Zovirax	78	(7)	(10)	5	64	67	27	(20)	(21)	46	(3)	(8)

Zeffix	63	9	—	5	18	—	10	32	25	48	4	(4)

ANTI-BACTERIALS	812	(3)	(8)	200	(10)	(20)	363	(2)	(4)	249	4	(3)
Augmentin	382	3	(4)	131	4	(8)	157	(5)	(7)	94	15	9
Augmentin IR	273	4	—	26	47	30	155	(6)	(8)	92	12	7
Augmentin ES, XR	109	—	(11)	105	(3)	(15)	2	>100	—	2	>100	—
Zinnat/Ceftin	115	1	(3)	6	(48)	(50)	72	12	9	37	—	(10)

METABOLIC	609	33	21	418	32	17	62	26	24	129	42	33
Avandia, Avandamet	545	38	24	418	32	17	47	61	62	80	69	57

VACCINES	518	(1)	(6)	122	(6)	(16)	217	(6)	(7)	179	10	6
Hepatitis	195	(3)	(8)	66	(7)	(16)	93	(4)	(6)	36	10	3
Infanrix/Pediarix	162	(2)	(8)	56	(5)	(16)	73	3	1	33	(9)	(13)

ONCOLOGY AND EMESIS	459	(3)	(12)	332	(5)	(16)	86	8	5	41	(6)	(9)
Zofran	372	6	(4)	273	6	(6)	66	7	6	33	—	(6)
Hycamtin	49	(2)	(11)	32	(3)	(14)	14	12	8	3	(37)	(40)

CARDIOVASCULAR AND UROGENITAL	420	31	20	270	39	23	102	22	21	48	12	(4)
Coreg	207	39	23	203	42	25	—	—	—	4	(33)	(33)
Levitra	26	>100	>100	12	—	—	10	>100	>100	4	>100	>100
Avodart	24	>100	>100	13	>100	>100	10	>100	>100	1	>100	—

OTHER	508	(10)	(16)	46	(10)	(19)	152	(15)	(18)	310	(8)	(14)
Zantac	138	(15)	(20)	37	(9)	(18)	38	(20)	(22)	63	(15)	(19)

	8,446	1	(6)	4,205	—	(11)	2,509	1	(1)	1,732	3	(2)

Pharmaceutical turnover includes co-promotion income.

CONSUMER HEALTHCARE TURNOVER
Three months ended 30th June 2004

Consumer Healthcare sales grew 4% (down 1% sterling) to £798 million, led by growth in International (+9% CER, 2% sterling) and European markets (+4% CER, 3% sterling). Sales in the USA were flat (down 11% sterling) compared with the same period last year.

Oral care sales were up 4% (down 1% sterling) to £267 million. Several key brands reported strong performances. In Europe Aquafresh grew 8% (7% sterling). In International markets both Polident (+23% CER, 10% sterling) and Poligrip (+33% CER, 10% sterling) grew strongly.

Nutritional healthcare products grew 10% to £174 million. Excellent growth of the Lucozade franchise in the UK (+16% CER, 16% sterling) continued.

Over-the-counter medicine sales grew 2% (down 5% sterling) to £357 million. The smoking control business grew 14% with all regions contributing to growth. Panadol grew 17% (9% sterling), led by growth in International markets. Sales of dermatological products were down 13% primarily due to generic competition to Cutivate in the USA.

In July, GSK obtained the over-the-counter marketing rights in the US for orlistat, an FDA-approved prescription product for obesity management marketed by Roche as Xenical.

		Growth

	£m	CER%	£%

Over-the-counter medicines	357	2	(5)
Analgesics	89	12	6
Dermatological	53	(13)	(20)
Gastrointestinal	63	(1)	(9)
Respiratory tract	26	(5)	(10)
Smoking control	78	14	3
Natural wellness support	37	(3)	(8)

Oral care	267	4	(1)
Nutritional healthcare	174	10	7

Total	798	4	(1)

CONSUMER HEALTHCARE TURNOVER
Six months ended 30th June 2004

		Growth

	£m	CER%	£%

Over-the-counter medicines	710	2	(5)
Analgesics	174	12	6
Dermatological	98	(15)	(20)
Gastrointestinal	126	(2)	(10)
Respiratory tract	61	(3)	(6)
Smoking control	155	15	5
Natural wellness support	75	(1)	(6)

Oral care	527	5	1
Nutritional healthcare	324	12	9

Total	1,561	5	—

FINANCIAL REVIEW – PROFIT AND LOSS ACCOUNT

Trading profit

	Q2 2004		Q2 2003 (restated)

		% of		% of	Growth
	£m	turnover	£m	turnover	CER%	£%

Turnover	5,064	100.0	5,375	100.0	2	(6)

Cost of sales	(1,031)	(20.4)	(1,065)	(19.8)	1	(3)
Selling, general and administration	(1,641)	(32.4)	(1,861)	(34.6)	(3)	(12)
Research and development	(680)	(13.4)	(654)	(12.2)	9	4

Trading profit	1,712	33.8	1,795	33.4	4	(5)

Trading profit increased 4% CER but declined 5% in sterling terms. Overall trading margin improved 0.4 percentage points.

Cost of sales increased as a percentage of turnover by 0.6 percentage points reflecting the loss of higher margin Paxil IR and Wellbutrin SR sales, partly offset by savings on manufacturing costs. Q2 2003 also included £75 million of manufacturing restructuring costs which did not occur in Q2 2004.

Selling, general and administration (SG&A) as a percentage of turnover declined 2.2 percentage points. SG&A costs declined 3% reflecting cost savings initiatives to reduce general and administration expenses.

R&D expenditure increased 9% reflecting increased clinical trial activity. Pharmaceuticals R&D expenditure represented 15.4% of pharmaceutical turnover in the year.

Other operating income/(expense)

Other operating income/(expense) includes litigation costs and provisions relating to legal claims on withdrawn products, product withdrawals and anti-trust matters, equity investment carrying value adjustments arising from stock market price changes, royalty income, product disposals and equity investment sales.

Other operating expense was £102 million compared with £87 million income in Q2 2003. The charge in 2004 reflects higher provisions to settle US anti-trust cases involving the antibiotic product Augmentin and other legal matters, partly offset by the sale of equity investments and other income.

A sale of shares in Quest Diagnostics, Inc. resulted in a further £41 million of profit reported under profit on disposal of interests in associates, that partly offset the other operating expense of £102 million in the quarter.

Taxation

The charge for taxation on profit amounting to £449 million represents an effective tax rate of 27.5%, which is the expected rate for the year.

Transfer pricing issues are described in the 'Taxation' note to the Financial Statements included in the Annual Report 2003. Developments since the date of that report are as follows.

With respect to the claims of the Internal Revenue Service (IRS) for the years 1989-1996, which are described in the note, the company contested these claims for additional taxes of $2.7 billion (£1.5 billion) and related interest of $2.5 billion (£1.4 billion) net of federal tax relief by filing a petition in the US Tax Court on 2nd April 2004. A trial is not expected until 2005-2006. Similar tax issues remain open for 1997 to date.

GSK continues to believe that the profits reported by its US subsidiaries for the period 1989 to date, on which it has paid taxes in the United States, are more than sufficient to reflect the activities of its US operations. As stated in previous updates, there continues to be a wide difference of views between the company and the IRS.

GlaxoSmithKline uses the best advice in determining its transfer pricing methodology and in seeking to manage transfer pricing issues to a satisfactory conclusion and, on the basis of external professional advice, continues to believe that it has made adequate provision for the liabilities likely to arise from open assessments. The ultimate liability for such matters may vary significantly from the amounts provided and is dependent upon the outcome of litigation proceedings and negotiations with the relevant tax authorities.

Currencies

The second quarter 2004 results are based on average exchange rates, principally £1/$1.81, £1/Euro 1.49 and £1/Yen 197. The period-end exchange rates were £1/$1.81, £1/Euro 1.49 and £1/Yen 198. Since the period end the dollar has weakened further and at 22nd July 2004 the exchange rates were £1/$1.85, £1/Euro 1.51 and £1/Yen 202. If exchange rates were to hold at these levels for the remainder of 2004 the negative currency impact on earnings per share growth would be approximately 9% to 10% for the full year.

Earnings
	Q2 2004 £m	Q2 2003 (restated) £m
Net profit attributable to shareholders
Earnings	1,157	1,327

	pence	pence
Earnings per share
Basic earnings per share	20.1	22.8

Diluted earnings per share	20.1	22.7

EPS of 20.1 pence declined 4% (12% sterling) compared with Q2 2003. The adverse currency impact on EPS of 8 percentage points reflected the significant weakening of the US dollar relative to last year.

Appropriations	Q2 2004 £m	Q2 2003 (restated) £m

Net profit attributable to shareholders	1,157	1,327
Dividends	(573)	(522)

Retained profit	584	805

	Pence per share	2004 £m	Pence per share	2003 £m
Dividends
First interim – paid 1st July 2004	10	575	9	524
Second interim – payable 30th September 2004	10	573	9	522
Third interim			9	520
Fourth interim			14	808

			41	2,374

The Board has declared a second interim dividend of 10 pence per share. This compares with a dividend of 9 pence per share for Q2 2003. The equivalent dividend receivable by ADR holders is 36.590 cents per ADS based on an exchange rate of £1/$1.82950. The dividend will have an ex-dividend date of 4th August 2004 and will be paid on 30th September 2004 to shareholders and ADR holders of record on 6th August 2004. The total dividend for the full year 2004 is expected to increase in line with the 2003 increase of 1 penny per share.

The number of shares in issue, excluding those held by the ESOP Trusts and those held as Treasury shares, at 30th June 2004 was 5,732 million (30th June 2003: 5,802 million).

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	H1 2004 £m	H1 2003 (restated) £m

PROFIT ATTRIBUTABLE TO SHAREHOLDERS	2,276	2,513
Exchange movements on overseas net assets	(218)	204
Tax on exchange movements and unrealised gains	(46)	(6)
Unrealised gains on equity investments	—	3

TOTAL RECOGNISED GAINS AND LOSSES RELATING TO THE PERIOD	2,012	2,714

Prior period adjustment – implementation of UITF 17 (revised) and UITF 38	368

TOTAL RECOGNISED GAINS AND LOSSES SINCE 31st DECEMBER 2003	2,380

SUMMARY STATEMENT OF CASH FLOW AND MOVEMENT IN NET DEBT
Three months ended 30th June 2004

	Q2 2004 £m	Q2 2003 (restated) £m

OPERATING PROFIT	1,610	1,882
Depreciation and other non-cash items	234	200
Increase in working capital	(37)	(209)
Decrease in net liabilities	(24)	(179)

NET CASH INFLOW FROM OPERATING ACTIVITIES	1,783	1,694

Dividends received from associates	2	—
Returns on investment and servicing of finance	(50)	(50)
Taxation paid	(454)	(627)

	1,281	1,017

Purchase of tangible fixed assets	(197)	(186)
Sale of tangible fixed assets	12	17
Purchase of intangible fixed assets	(40)	(19)

	(225)	(188)
Purchase of equity investments	(67)	(6)
Sale of equity investments	34	44

Capital expenditure and financial investment	(258)	(150)

Purchase of businesses	—	(9)
Disposal of interests in associates	56	—
Business disposals	—	3
Investment in joint ventures and associates	(2)	(1)

Acquisitions and disposals	54	(7)

Equity dividends paid	(807)	(760)

NET CASH INFLOW BEFORE MANAGEMENT OF LIQUID RESOURCES AND FINANCING	270	100

Management of liquid resources	(608)	(150)
Shares purchased	(218)	(286)
Financing	805	1,107

INCREASE IN CASH IN PERIOD	249	771

Reconciliation to movement in net debt

Net debt at beginning of period	(2,003)	(2,051)
Increase in cash	249	771
Cash outflow from management of liquid resources	608	150
Net increase in long-term loans	(1,365)	(911)
Net repayment of/(increase in) short-term loans and leases	467	(93)
Other non-cash movements	(2)	—
Exchange adjustments	23	(28)

Net debt at end of period	(2,023)	(2,162)

SUMMARY STATEMENT OF CASH FLOW AND MOVEMENT IN NET DEBT
Six months ended 30th June 2004

	H1 2004 £m	H1 2003 (restated) £m

OPERATING PROFIT	3,207	3,553
Depreciation and other non-cash items	448	405
Increase in working capital	(84)	(348)
Decrease in net liabilities	(456)	(253)

NET CASH INFLOW FROM OPERATING ACTIVITIES	3,115	3,357

Dividends received from associates	4	—
Returns on investment and servicing of finance	(139)	(149)
Taxation paid	(725)	(1,117)

	2,255	2,091

Purchase of tangible fixed assets	(327)	(339)
Sale of tangible fixed assets	14	31
Purchase of intangible fixed assets	(56)	(56)

	(369)	(364)
Purchase of equity investments	(71)	(15)
Sale of equity investments	37	86

Capital expenditure and financial investment	(403)	(293)

Purchase of businesses	—	(9)
Disposal of interests in associates	56	—
Business disposals	—	3
Investment in joint ventures and associates	(2)	(1)

Acquisitions and disposals	54	(7)

Equity dividends paid	(1,327)	(1,287)

NET CASH INFLOW BEFORE MANAGEMENT OF LIQUID RESOURCES AND FINANCING	579	504

Management of liquid resources	(480)	(184)
Shares purchased	(486)	(527)
Financing	398	804

INCREASE IN CASH IN PERIOD	11	597

Reconciliation to movement in net debt

Net debt at beginning of period	(1,648)	(2,335)
Increase in cash	11	597
Cash outflow from management of liquid resources	480	184
Net increase in long-term loans	(1,369)	(763)
Net repayment of short-term loans and leases	485	133
Other non-cash movements	(3)	—
Exchange adjustments	21	22

Net debt at end of period	(2,023)	(2,162)

BALANCE SHEET

	30th June 2004 £m	30th June 2003 (restated) £m	31st December 2003 (restated) £m

Goodwill	135	153	143
Intangible fixed assets	1,662	1,686	1,697
Tangible fixed assets	6,350	6,594	6,441
Investments	292	314	294

FIXED ASSETS	8,439	8,747	8,575

Equity investments	225	164	164
Stocks	2,133	2,222	2,109
Debtors	6,899	6,717	6,897
Liquid investments	2,946	1,434	2,493
Cash at bank	1,035	1,611	962

CURRENT ASSETS	13,238	12,148	12,625

Loans and overdrafts	(1,096)	(1,372)	(1,452)
Other creditors	(6,900)	(6,582)	(7,019)

CREDITORS: amounts due within one year	(7,996)	(7,954)	(8,471)

NET CURRENT ASSETS	5,242	4,194	4,154

TOTAL ASSETS LESS CURRENT LIABILITIES	13,681	12,941	12,729

Loans	(4,908)	(3,835)	(3,651)
Other creditors	(265)	(217)	(232)

CREDITORS: amounts due after one year	(5,173)	(4,052)	(3,883)

PROVISIONS FOR LIABILITIES AND CHARGES	(2,808)	(3,111)	(3,042)

NET ASSETS	5,700	5,778	5,804

Called up share capital	1,483	1,495	1,487
Share premium account	279	241	264
Other reserves	(727)	(866)	(804)
Profit and loss account	4,441	4,149	4,112

EQUITY SHAREHOLDERS' FUNDS	5,476	5,019	5,059

Non-equity minority interest	—	545	503
Equity minority interests	224	214	242

CAPITAL EMPLOYED	5,700	5,778	5,804

RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS’ FUNDS

	H1 2004 £m	H1 2003 (restated) £m	2003 (restated) £m

Equity shareholders' funds as previously reported	7,720	6,581	6,581
Prior period adjustment – implementation of UITF 17 (revised) and UITF 38	(2,661)	(2,741)	(2,741)

Equity shareholders' funds at beginning of period as restated	5,059	3,840	3,840
Total recognised gains and losses for the period	2,012	2,714	4,506
Dividends	(1,148)	(1,046)	(2,374)
Ordinary shares issued	16	18	41
Ordinary shares purchased and cancelled	(201)	(537)	(980)
Ordinary shares purchased and held as Treasury shares	(299)	—	—
Proceeds from own shares for employee share options	12	12	26
Credit in respect of employee share schemes	10	16	7
Goodwill written back	5	—	—
Exchange movements on goodwill written off to reserves	10	2	(7)

Equity shareholders' funds	5,476	5,019	5,059

FINANCIAL REVIEW – CASH FLOW AND BALANCE SHEET

Cash flow

Operating cash flow was £1,783 million in Q2 2004. This represents an increase of £89 million over Q2 2003 as improvements in working capital offset lower operating profits. The operating cash flow is in excess of the funds needed for the routine cash flows of tax, capital expenditure on tangible assets and dividend payments, together amounting to £1,458 million. Receipts of £14 million arose from the exercise of share options: £8 million from shares held by the Employee Share Ownership Plan (ESOP) Trusts and £6 million from the issue of new shares. In addition, £23 million was spent on purchasing the company's own shares for cancellation and £195 million on purchasing Treasury shares. The final tranche of preference shares issued by a subsidiary were redeemed in the quarter at a cost of £49 million.

GlaxoSmithKline issued its inaugural $2.5 billion US dollar global bond in the US market at the beginning of April. The bond was issued in three tranches – 3, 10 and 30 years – in order to complement existing debt maturities and to establish a liquid benchmark US yield curve for GSK's US dollar bonds. These funds will be used to repay preference shares issued by a subsidiary, refinance 2004 debt maturities and for general corporate purposes.

Net assets

The book value of net assets decreased by £104 million from £5,804 million at 31st December 2003 to £5,700 million at 30th June 2004, as part of the proceeds from the US dollar global bond issue have been used to redeem the preference shares issued by a subsidiary.

Fixed asset investments comprise investments in associates, joint ventures and long-term equity investments. The carrying value of associates and equity investments was £517 million and the market value was £1,387 million.

Stock of £2,133 million comprises, raw material and consumables £644 million, work in progress £479 million and finished goods £1,010 million.

Following the implementation of UITF 38 investments in own shares held by the ESOP Trusts are now shown as a deduction from equity shareholders’ funds.

Equity shareholders' funds

Equity shareholders' funds have been restated at 31st December 2003 to £5,059 million. At 30th June 2004 these had increased to £5,476 million. The increase arises from retained earnings partially offset by shares purchased and cancelled, Treasury shares purchased and exchange movements on overseas net assets.

At 30th June 2004 the ESOP Trusts held 175.2 million GSK ordinary shares, at a book value of £2,657 million and a market value of £1,955 million, against the future exercise of share options and share awards, which have been deducted from other reserves. At 30th June 2004 GSK also held 26.4 million shares as Treasury shares, at a cost of £299 million, which has been deducted from profit and loss account reserves.

Legal matters

The Group is involved in various legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust, and governmental investigations and related private litigation. The Group makes provision for those proceedings on a regular basis as described below. The Group may make additional significant provisions for such legal proceedings, as required in the event of further developments in those matters, consistent with generally accepted accounting principles. Litigation, particularly in the USA, is inherently unpredictable and excessive awards that may not be justified by the evidence can occur. The Group could in the future incur judgments or enter into settlements of claims that could result in payments that exceed its current provisions by an amount that would have a material adverse effect on the Group’s financial condition and results of operations.

Intellectual property claims include challenges to the validity of the Group’s patents on various products or processes, and/or infringement of those patents. A loss in any of these cases could result in loss of patent protection for the product at issue. The consequence of any such loss could be a significant decrease in sales of that product and could materially affect future results of operations for the Group.

Legal expenses incurred, relating to the defence of the Group’s intellectual property, and litigation costs and provisions related to product liability claims on existing products, are charged to selling, general and administration costs. Litigation costs and provisions relating to legal claims on withdrawn products, antitrust matters and selling, marketing and pricing matters are charged to other operating income/expense. Provisions are made, after taking appropriate legal advice, when a reasonable estimate can be made of the likely outcome of the dispute. At 30th June 2004 the Group’s aggregate provision for legal and other disputes (not including tax matters described under ‘Taxation’ on page 10) was £1.0 billion. The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations.

Developments since the date of the Annual Report as previously updated by the legal proceedings note to the results announcement for the first quarter of 2004 are set out below.

The Group will apply to the US Patent and Trademark Office (USPTO) for re-issue of its combination patent for Advair, an inhaled combination of salmeterol and fluticasone propionate, which expires in September 2010. This follows an internal review which concluded that the language in the patent may not accurately describe all of the circumstances of the invention and may not claim the invention as precisely as it could. The objective of seeking re-issuance is to strengthen the protection afforded by the patent. It is expected that the application for re-issue will be filed within several weeks and that the administrative process with the USPTO will take one to two years. While the application for re-issue is pending, the patent remains effective and is listed in the Orange Book. The Group holds other patents relating to Advair which are not affected by the re-issue application, including the compound patent related to the active ingredient salmeterol which affords protection through August 2008 (after giving effect to an expected grant of paediatric exclusivity by the FDA), various patents relating to the Diskus device which expire over a period from 2011 to 2016 and patents relating to the HFA formulation and related technology which expire over a period from 2015 to 2021.

With respect to anti-trust litigation regarding Augmentin, in July 2004 the Group reached settlements with classes of direct and indirect purchasers pursuant to which the Group has agreed to pay $92 million. Those settlements are subject to approval of the US District Court for the Eastern District of Virginia. The Group made provisions for the settlements in the second quarter of 2004. Litigation remains outstanding with Lek Pharmaceuticals and a trial date has provisionally been set for March 2005.

With respect to the private litigation based on average wholesale price-based pricing by the Group and other drug companies, the Group is one of five companies designated for ‘fast track’ discovery in the multidistrict litigation proceeding in the US District Court for the District of Massachusetts. The Group continues to provide documents and data to the US Department of Justice and the US Attorney’s Office in Boston in connection with their on-going investigation relating to Medicare/Medicaid payments.

In June, 2004 the Attorney General of the State of New York filed a civil lawsuit against the Group alleging that conduct related to the Group’s dissemination of data on clinical trials for use of Paxil/Seroxat in depression in children and adolescents constituted fraud and illegal business acts under New York statutory law. The action seeks injunctive relief to prevent promotion of Paxil without disclosure of all clinical trial data, disgorgement of all profits the Group has derived from the sale of Paxil in New York to children or adolescents with major depressive disorder, restitution to consumers and recovery of the state’s cost of litigation. The Group has removed the case from state court to the US District Court for the Southern District of New York. As of the date of this report, no trial date has been set. Following announcement of the New York lawsuit, similar lawsuits were filed by private plaintiffs in state and federal courts in California. In the UK an investigation remains pending by the UK Medicines and Healthcare products Regulatory Agency (‘MHRA’) to determine whether the Group has complied with its pharmacovigilance obligations in reporting of data from clinical trials for Seroxat/Paxil in children and adolescents.

Developments with respect to tax matters are described in ‘Taxation’ on page 10.

RECONCILIATION TO US ACCOUNTING PRINCIPLES

A summary of the material adjustments to the financial information which would be required if US Generally Accepted Accounting Principles (US GAAP) had been applied instead of UK GAAP is set out on the pages 18 to 20. A summary of the material differences between UK and US GAAP that apply to the Group is set out in the Annual Report 2003, except as affected by the implementation during 2004 of UITF Abstract 38 ‘Accounting for ESOP trusts’ and related amendments to UITF Abstract 17 (revised) ‘Employee share schemes’. Under UK GAAP, UITF 38 changes the presentation of an entity’s own shares held in an ESOP trust from requiring them to be recognised as assets to requiring them to be deducted in arriving at shareholders’ funds. UITF 17 (revised) requires that the minimum expense should be the difference between the fair value of the shares at the date of award and the amount that an employee may be required to pay for the shares (i.e. the intrinsic value of the award). Under US GAAP shares purchased by the ESOP trusts are accounted for within shareholders’ equity with gains and losses on issuance of shares to employees being recorded as adjustments to shareholders’ equity. Accordingly the charge recognised under UITF 17 (revised) is reversed under US GAAP. The Profit attributable to shareholders and Equity shareholders’ funds under UK GAAP and US GAAP reported in prior periods have been restated accordingly.

A summary consolidated statement of cash flows is also provided in accordance with the classification of items and the definition of cash and cash equivalents under US GAAP.

Recent Financial Accounting Standards Board (FASB) pronouncements

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), ‘Consolidation of Variable Interest Entities’, and, in December 2003, issued FIN 46R, a revision of this Interpretation. Under the revised Interpretation, certain entities, known as Variable Interest Entities (VIEs), must be consolidated by the ‘primary beneficiary’ of the reporting entity. The primary beneficiary is generally defined as absorbing the majority of the expected losses or receiving the majority of the residual returns of the VIE. Additionally, for VIEs in which a significant, but not majority, variable interest is held, certain disclosures are required. The Group has completed a review of potential VIEs and as a consequence has consolidated Theravance Inc. (see ‘Variable Interest Entities’ on page 21).

In May 2004, the FASB issued FASB Staff Position (FSP) 106-2 ‘Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003’ (the Act) superseding FSP 106-1. FSP 106-2 provides guidance on the accounting implications of the Act for an entity that sponsors a post-retirement healthcare plan providing prescription drug benefits. The Act introduces in the USA a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of certain post-retirement healthcare plans. For companies that elected deferral under FSP 106-1, FSP 106-2 is effective for interim and annual reporting periods starting after 15th June 2004. GlaxoSmithKline is assessing FSP 106-2 to determine its potential impact on the Group’s results, but does not believe that adoption will have a material impact on consolidated results.

Summary of material adjustments

Profit	H1 2004 £m		H1 2003 (restated) £m		2003 (restated) £m

Profit attributable to shareholders under UK GAAP	2,276		2,513		4,478
Tangible fixed assets	2		—		(2)
Capitalised interest	9		6		23
Computer software	1		5		7
Goodwill amortisation reversal including goodwill in associated undertakings	9		9		19
Amortisation and impairment of intangible assets	(703)		(783)		(2,292)
Acquisition of licences, patents etc.	(54)		(54)		(105)
Product divestments	—		3		7
Equity investments	(56)		(25)		(31)
Pensions and post-retirement benefits	(112)		(35)		(122)
Stock-based compensation	(173)		(181)		(379)
Provision against ESOT shares	10		15		7
Derivative instruments and hedging	58		(15)		(41)
Variable interest entities	(53)		—		—
Fair value of put option granted to minority shareholders	(5)		—		—
Guarantor obligations	4		—		(21)
Restructuring	(15)		6		98
Tax benefits on exercise of US stock options	(4)		(8)		(13)
Deferred taxation	449		312		787

Net income under US GAAP	1,643		1,768		2,420

Basic net income per share under US GAAP	28.5	p	30.3	p	41.7	p
Diluted net income per share under US GAAP	28.5	p	30.2	p	41.6	p

Equity shareholders’ funds	H1 2004 £m	H1 2003 (restated) £m	2003 (restated) £m

Equity shareholders’ funds under UK GAAP	5,476	5,019	5,059
US GAAP adjustments:
Goodwill	17,981	17,990	17,986
Product rights	14,896	17,207	15,652
Pension intangible asset	128	172	128
Tangible fixed assets	49	49	47
Capitalised interest	206	181	198
Computer software	(1)	(4)	(2)
Marketable securities	49	105	84
Other investments	782	832	832
Pensions and other post-retirement benefits	(1,814)	(1,405)	(1,702)
Restructuring costs	78	—	92
Derivative instruments and hedging	(34)	106	26
Variable interest entities	126	—	—
Fair value of put option granted to minority	(91)	—	—
Guarantor obligations	(17)	—	(21)
Dividends	573	522	808
Deferred taxation	(4,483)	(5,521)	(5,071)

Shareholders’ equity under US GAAP	33,904	35,253	34,116

Certain items for the six months ended 30th June 2003 and year ended 31st December 2003 have been reclassified for comparative purposes.

Consolidated statement of cash flows	H1 2004 £m	H1 2003 £m	2003 £m

Net cash provided by operating activities	2,299	2,131	4,895
Net cash used in investing activities	(259)	(259)	(904)
Net cash used in financing activities	(1,439)	(387)	(3,051)

	601	1,485	940

Weighted average number of shares in issue	millions	millions	millions

Basic and adjusted	5,756	5,827	5,806
Dilution for share options	13	18	18

Diluted	5,769	5,845	5,824

Pensions and post-retirement costs

The pension costs for the UK, US and major overseas defined benefit pension plans in accordance with US GAAP are as follows:

	H1 2004 £m	H1 2003 £m	2003 £m

Service cost	116	107	211
Interest cost	208	208	392
Expected return on plan assets	(229)	(196)	(408)
Amortisation of prior service cost	7	9	17
Amortisation of transition obligation	1	—	3
Amortisation of net actuarial loss	63	40	79

Net periodic pension cost	166	168	294

Termination benefits and curtailment costs	—	3	112

The post-retirement healthcare costs of the UK, US and major overseas post-retirement healthcare schemes in accordance with US GAAP are as follows:

	H1 2004 £m	H1 2003 £m	2003 £m

Service cost	20	14	29
Interest cost	35	28	64
Amortisation of prior service cost	(1)	(1)	(2)
Amortisation of net actuarial loss	13	4	14

Net healthcare cost	67	45	105

Commitments

The Group has entered into a number of research collaborations to develop new compounds with other pharmaceutical companies. The terms of these arrangements can include up-front fees, equity investments, loans and commitment to fund specified levels of research. In addition, the Group will often agree to make further payments if future ‘milestones’ are achieved. As some of these agreements relate to compounds in the early stages of development, milestone payments will continue for a number of years if the compounds move successfully thought the development process. Generally the closer the product is to marketing approval the greater the possibility of success.

Variable interest entities

In May 2004, the Group formed a strategic alliance with Theravance Inc., a privately owned pharmaceutical company. This alliance is to develop and commercialise novel medicines across a variety of important therapeutic areas, including bacterial infection, respiratory, urinary incontinence and gastrointestinal disorders. Under the terms of the alliance, Theravance received $129 million, a significant part of which relates to the Group’s purchase of shares to increase its ownership position in Theravance from 6% to 19%. The Group has a call option in 2007 to further increase its ownership to 60% at a significant premium to the price paid in the 2004 transaction. At a different price to the call option, Theravance’s shareholders have a put option to cause GlaxoSmithKline to acquire up to half of their outstanding stock in 2007. Given the maximum number of shares subject to the put option, the Group’s maximum obligation would be $525 million. In addition, as part of the alliance, the Group has an exclusive option to licence potential new medicines from all of Theravance’s programmes until August 2007. Upon exercising its option over each Theravance programme, the Group will be responsible for the relevant development, manufacturing and commercialisation activities. Depending on the success of such programmes, Theravance will receive clinical, regulatory and commercial milestone payments and royalties on the subsequent sales of medicines. For successful programmes, these milestone payments could range from $162 million to $240 million per programme. If the Group’s ownership increases to more than 50 per cent in 2007 as a result of the call or the put option it will receive a five year extension of its exclusive option to licence Theravance’s product portfolio.

Based on the assessment performed, the Group is the primary beneficiary of Theravance, as defined by FIN 46R and as a result Theravance has been consolidated into the Group’s results from May 2004. The effect of consolidating Theravance has been to increase shareholders’ equity by £126 million, decrease net income by £53 million and increase cash and cash equivalents by £72 million.

Additionally, the Group has accounted for the Theravance put option, discussed above, in accordance with SFAS 150, ‘Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity’, which requires the Group to record the fair value of the put option as a liability. The effect of recording the Theravance put option has been to decrease shareholders’ equity by £91 million and decrease net income by £5 million.

EXCHANGE RATES

The results and net assets of the Group, as reported in sterling, are affected by movements in exchange rates between sterling and overseas currencies. GSK uses the average of exchange rates prevailing during the period to translate the results and cash flows of overseas Group subsidiary and associated undertakings into sterling and period end rates to translate the net assets of those undertakings. The currencies which most influence these translations, and the relevant exchange rates, are:

	H1 2004	H1 2003	2003
Average rates:
£/US$	1.82	1.61	1.64
£/Euro	1.48	1.46	1.45
£/Yen	196.00	192.00	191.00
Period end rates:
£/US$	1.81	1.65	1.79
£/Euro	1.49	1.44	1.42
£/Yen	198.00	198.00	192.00

During H1 2004 average sterling exchange rates were stronger against the US dollar, the Yen and the Euro compared with the same period in 2003. Comparing H1 2004 period end rates with H1 2003 period end rates, sterling was stronger against the US dollar and the Euro and unchanged against the Yen.

ACCOUNTING PRESENTATION AND POLICIES

This unaudited Results Announcement for the period ended 30th June 2004 is prepared in accordance with the accounting policies expected to apply in 2004. These are unchanged from those set out in the Annual Report 2003, except that during 2004 UITF Abstract 38 'Accounting for ESOP trusts' and related amendments to Abstract 17 'Employee share schemes' have been implemented. UITF 38 changes the presentation of an entity's own shares held in an ESOP trust from requiring them to be recognised as assets to requiring them to be deducted in arriving at shareholders' funds. UITF 17 (revised) requires that the minimum expense should be the difference between the fair value of the shares at the date of award and the amount that an employee may be required to pay for the shares (i.e. the intrinsic value of the award).

As a result of the reclassification of own shares to equity shareholders' funds net assets at 31st December 2003 decreased by £2,661 million. Additionally, trading profit and profit before taxation in Q2 2003 have been reduced by £6 million and earnings have been reduced by £3 million. The full year 2003 effect is that trading profit and profit before taxation have been reduced by £16 million and earnings have been reduced by £6 million.

Data for market share and market growth rates relate to the year ended 31st March 2004 (or later where available). These are GSK estimates based on the most recent data from independent external sources, valued in sterling at relevant exchange rates. Figures quoted for product market share reflect sales by GSK and licensees.

The profit and loss account, statement of total recognised gains and losses and cash flow statement for the year ended, and the balance sheet at, 31st December 2003 have been derived from the full Group accounts for that period, after adjusting for the implementation of UITF 17 (revised) and UITF 38, which have been delivered to the Registrar of Companies and on which the report of the auditors was unqualified and did not contain a statement under either section 237(2) or section 237(3) of the Companies Act 1985.

International Financial Reporting Standards (IFRS)

The Group’s programme to convert its financial reporting from UK GAAP to IFRS is well advanced. Restatements of full year 2003, Q1 2004 and Q2 2004 results will be published on 29th October 2004. The remaining restatements (Q3 2004, Q4 2004 and full year 2004) will be issued with the 2004 UK GAAP Preliminary Results Announcement on 10th February 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc

(Registrant)

By:	/s/ Victoria Llewellyn

VICTORIA LLEWELLYN

Authorised Signatory for and on behalf of GlaxoSmithKline plc

Date: August 5, 2004